UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Bimini Capital Management, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class A Common Stock, $0.001 par value
(Title of Class of Securities)
090319401, 090319708 and
090319807
(CUSIP Numbers of Class of Securities)
Robert E. Cauley
Chairman and Chief Executive Officer
3305 Flamingo Drive
Vero Beach, Florida 32963
(772) 231-1400
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
S. Gregory Cope, Esq.
Vinson & Elkins L.L.P.
2200 Pennsylvania Avenue NW
Suite 500 West
Washington, DC 20037
(202) 639-6500
(202) 879-8916 (Facsimile)

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$2,200,000	$240.02

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2.2 million in value of shares of the common stock, par value $0.001 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$240.02	Filing Party:	Bimini Capital Management, Inc.
Form or Registration No.:	005-80071	Date Filed:	May 27, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 1
SCHEDULE TO
This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bimini Capital Management, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission on May 27, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $2,200,000 of shares of its Class A common stock, par value $0.001 per share (the “Shares”), at a per Share price not greater than $1.85 and not less than $1.65, net to the sellers in cash, without any interest and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”).
Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Amended Letter of Transmittal (the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), as each may be amended or supplemented from time to time.
ITEMS 1 through 11.
Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:
Amendments to the Tender Offer
Changes in Price Range and Expiration Date
On June 4, 2021, the Company announced that it adjusted the price range of the Tender Offer to a price not greater than $1.85 nor less than $1.65 per Share (in multiples of $0.05) to the tendering stockholder in cash, less any applicable withholding taxes and without interest, with the exact prices to be determined through the “modified Dutch auction” pricing mechanism set forth in the Offer to Purchase. The aggregate purchase price of Shares to be purchased pursuant to the Tender Offer of up to $2,200,000 remains unchanged. In addition, the Company announced that it adjusted the Expiration Date of the Tender Offer to 5:00 p.m., New York City Time, on July 2, 2021, unless the Tender Offer is extended or withdrawn. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.
As a result of the foregoing changes in the price range and expiration date for the Tender Offer:
•
All references in the Offer to Purchase and in the related Tender Offer documents to the price range for the Tender Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $1.85 and not less than $1.65 per Share (in multiples of $0.05).

•
All references to the minimum Final Purchase Price in the Offer (previously $1.50 per share) now mean a minimum price of $1.65 per Share.

•
All references to the maximum Final Purchase Price in the Offer (previously $2.00 per share) now mean a maximum price of $1.85 per Share.

•
All references to the Expiration Date in the Offer (previously June 30, 2021) now mean July 2, 2021.

•
All references to the Offer to Purchase are now to the Amended Offer to Purchase (which is filed as Exhibit (a)(1)(F) to this Amendment No. 1), all references to the Letter of Transmittal are now to the Amended Letter of Transmittal (which is filed as Exhibit (a)(1)(G) to this Amendment No. 1), and all references to the Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery (which is filed as Exhibit (a)(1)(H) to this Amendment No. 1).

ITEM 10.   FINANCIAL STATEMENTS.
Item 10(a) is hereby amended and restated as follows:
“Financial Information.   Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.”
Certain Other Matters
All tenders of Shares made prior to our announcement of the amendment of the price range of the Offer on June 4, 2021 are no longer valid. Accordingly, stockholders who have previously tendered Shares by completing and returning the original Letter of Transmittal filed on May 27, 2021, including stockholders who checked the box captioned “Class A Shares Tendered at Price Determined Under the Offer” in the original Letter of Transmittal, and who still wish to participate in the Offer, will be required to retender their Shares as provided for in the Amended Offer to Purchase and, where applicable, in the Amended Letter of Transmittal and the Amended Notice of Guaranteed Delivery, which are filed as Exhibits (a)(1)(G) and (a)(1)(H), respectively, to this Amendment No. 1 and which are hereby incorporated by reference into the Schedule TO and the Amended Offer to Purchase.
ITEM 12.   EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
Exhibit Number	Description
(a)(1)(F)	Amended Offer to Purchase, dated June 4, 2021.*
(a)(1)(G)	Amended Letter of Transmittal.*
(a)(1)(H)	Amended Notice of Guaranteed Delivery.*
(a)(1)(I)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and OtherNominees.*
(a)(1)(J)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, TrustCompanies and Other Nominees.*
(a)(5)(B)	Press Release issued by the Company on June 4, 2021.*

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BIMINI CAPITAL MANAGEMENT, INC.
Dated: June 4, 2021	By: /s/ Robert E. Cauley Name: Robert E. Cauley Title: Chairman and Chief Executive Officer